UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MICHAEL BAKER CORPORATION

(Name of Subject Company)

CDL ACQUISITION CO. INC.

successor by merger to Project Steel Merger Sub. Inc., and

a direct wholly owned subsidiary of

INTEGRATED MISSION SOLUTIONS, LLC

(Names of Filing Persons—Offeror)

Common Capital Stock, Par Value $1.00 Per Share

(Title of Class of Securities)

057149106

(Cusip Number of Class of Securities)

Thomas J. Campbell

c/o D.C. Capital Partners, L.L.C.

11 Canal Center Plaza, Suite 350

Alexandria, VA 22314

(202) 737-5220

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Kevin J. Lavin

J. Matthew Owens

Arnold & Porter LLP

555 Twelfth Street, N.W.

Washington, D.C. 20004

(202) 942-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$396,925,555.50	$54,140.65

*	Estimated for purposes of calculating the filing fee only. This amount is calculated based on the offer to purchase at a purchase price of $40.50 cash per share all shares of common capital stock of the subject company, which represents (1) 9,684,631 shares of common capital stock of the subject company, other than those shares held by Michael Baker Corporation, Integrated Mission Solutions, LLC and CDL Acquisition Co. Inc. and their wholly owned subsidiaries, and (2) 116,000 shares of common capital stock of the subject company issuable by the subject company upon the exercise of outstanding stock options pursuant to the subject company’s stock option plans. The foregoing share figures have been provided by the subject company to the offerors and are as of September 5, 2013, the most recent practicable date before filing.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for the fiscal year 2013, issued August 31, 2012, by multiplying the transaction valuation by 0.0001364.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$54,140.65	Filing Party:	Integrated Mission Solutions, LLC CDL Acquisition Co. Inc.
Form or Registration No.	Schedule TO	Date filed:	September 9, 2013

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.   ☐

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (together with any previous or subsequent amendments and supplements thereto, the “Schedule TO”) filed with the Securities and Exchange Commission on September 9, 2013 and is filed by (1) CDL Acquisition Co. Inc., a Pennsylvania corporation (“Purchaser”), which is the successor by merger to Project Steel Merger Sub, Inc., a Delaware corporation, and a direct wholly owned subsidiary of Integrated Mission Solutions, LLC, a Delaware limited liability company (“IMS”) and (2) IMS. This Schedules TO relates to the offer by Purchaser to purchase all of the outstanding shares of common capital stock, par value $1.00 per share (the “Shares”) of Michael Baker Corporation, a Pennsylvania corporation (“Baker”), at a price of $40.50 per Share in cash, without interest and subject to any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 9, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively (which, together with any amendments or supplements, collectively constitute the “Offer”).

Except as otherwise indicated in this Amendment, the information set forth in the Schedule TO remains unchanged. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Items 1 through 9 and 11.

The information in the subsection captioned “Determination of Validity” within Section 3—“Procedure for Tendering Shares” of the Offer to Purchase is hereby amended and restated to read as follows:

“We will determine, in our discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and our determination will be final and binding. subject to the rights of tendering Shareholders to challenge our determination in a court of competent jurisdiction. We reserve the right to reject any or all tenders of Shares that we determine not to be in proper form or the acceptance for payment of or payment for which may, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defect or irregularity in any tender of Shares. No tender of Shares will be deemed to have been validly made until all defects and irregularities with respect to such tender have been cured or waived. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defect or irregularity in tenders or waivers of any such defect or irregularity or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions to such Letter of Transmittal) will be final and binding, subject to the rights of tendering Shareholders to challenge our determination in a court of competent jurisdiction”.

* * * * *

The information in the last paragraph within Section 4—“Withdrawal Rights” of the Offer to Purchase is hereby amended and restated to read as follows:

“We will determine, in our sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. None of us, the Depositary, the Information Agent, the Dealer-Manager or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or waiver of any such defect or irregularity or incur any liability for failure to give any such notification”.

* * * * *

The information set forth in Section 9—“Certain Information Concerning Purchaser and IMS” of the Offer to Purchase is hereby amended by adding the following language at the end of the third paragraph:

“DC Capital has entered into management agreements with certain subsidiaries of IMS pursuant to which DC Capital has agreed to provide general management, transactional, financial and other corporate advisory services for such companies.”

*    *    *    *    *

The information set forth in Section 10—“Source and Amount of Funds” of the Offer to Purchase is hereby amended by adding the following language after the first full paragraph under the subsection captioned “Debt Commitment”:

“Although the Notes Offering is anticipated to be the primary source of funding, the Bridge Loan Facility will be used to the extent necessary to finance the Offer. The Offer is fully financed; the proceeds available from the Bridge Loan Facility, if necessary, together with the referenced equity commitment and existing cash balances, will be sufficient to pay the consideration in connection with the transactions contemplated by the Merger Agreement, refinance substantially all of the existing indebtedness for borrowed money of IMS and Baker, and pay related fees, commissions and expenses”.

*    *    *    *    *

The information in the first paragraph set forth in subsection (c) captioned “The Merger Agreement” within Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” is hereby amended and restated as follows:

“The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which we have included as an exhibit to the Schedule TO, which Shareholders may examine and copy as set forth in Section 8—“Certain Information Concerning Baker” above. You are encouraged to read the full text of the Merger Agreement because it is the legal document that governs the Offer and the Merger. The summary description has been included in this Offer to Purchase to provide Shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Baker or IMS in Baker’s or IMS’s public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Baker or IMS without taking into consideration the entirety of public disclosure by Baker as set forth in its public disclosures. The representations and warranties were made for purposes of the Merger Agreement and are subject to qualifications and limitations agreed to by the respective parties in connection with negotiating the terms of the Merger Agreement, including information contained in confidential disclosure schedules that the parties exchanged in connection with the Merger Agreement. Accordingly, Shareholders should not rely on such representations and warranties as characterizations of the actual state of facts or circumstances, since they were only made as of a specific date and are modified in important part by the underlying disclosure schedules. The representations and warranties were negotiated with the principal purpose of establishing the circumstances in which we may have the right not to consummate the Offer, or a party may have the right to terminate the Merger Agreement, if the representations, warranties and covenants of the other party prove to be untrue due to a change in circumstance or otherwise or covenants are breached, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to Shareholders. The Merger Agreement is filed as Exhibit (d)(1) to the Schedule TO and is incorporated by reference. On August 30, 2013, we entered into Amendment No. 1 to Agreement and Plan of Merger with IMS and Baker (the “Amendment”). The Amendment extended the date by which the Offer must be commenced to September 6, 2013 or such other date to which IMS and the Baker may mutually agree in writing (each in its sole discretion) (the “Targeted Commencement Date”). The Amendment is filed as Exhibit (d)(2) to the Schedule TO and is incorporated by reference. On September 3, 2013, IMS and Baker agreed in writing to extend the Targeted Commencement Date to September 9, 2013”.

*    *    *    *    *

The information set forth in the last paragraph of the portion of subsection (c) captioned “Extensions of the Offer” within Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” is hereby amended and restated as follows:

“Pursuant to the Merger Agreement and applicable securities laws, subject to the satisfaction of the conditions set forth in Section 14—“Conditions of the Offer”, we will accept for payment and pay the consideration for all Shares validly tendered and not validly withdrawn pursuant to the Offer promptly after the expiration of the Offer”.

*    *    *    *    *

The information set forth in the second sentence of subsection (f) captioned “Dissenters Rights” within Section 12—“Purpose of the Offer; Plans for Baker; the Merger Agreement; the Non-Disclosure and Confidentiality Agreement; Facilitation Agreement; Dissenters Rights; Going Private Transactions” is hereby amended and restated as follows:

“However, Shareholders who have not tendered their Shares in the Offer will have rights under Subchapter 15D of the PBCL, including the right to dissent and obtain payment in cash for the “fair value” of that Shareholder’s Shares if (i) prior to the Merger (A) the Shares are no longer listed on a national securities exchange and (B) the Shares are beneficially or of record held by 2,000 or fewer persons or (ii) we own at least 80% of the Shares, including through exercise of the Top-Up Option, and the Merger is consummated as a “short-form” merger pursuant to applicable provisions of the PBCL”.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 24, 2013

INTEGRATED MISSION SOLUTIONS, LLC

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

CDL ACQUISITION CO. INC.

By:	/s/ Thomas J. Campbell
Name:	Thomas J. Campbell
Title:	Chairman

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated September 9, 2013*

(a)(1)(B)	Form of Letter of Transmittal*

(a)(1)(C)	Form of Notice of Guaranteed Delivery*

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Form of Summary Advertisement published in the Wall Street Journal on September 9, 2013*

(a)(1)(G)	Press Release issued July 29, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 29, 2013)

(a)(1)(H)	Press Release issued August 30, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(a)(1)(I)	Press Release issued September 5, 2013 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on September 5, 2013)

(b)(1)	Debt Commitment Letter, dated July 29, 2013, between Integrated Mission Solutions, LLC and Jefferies Finance LLC (incorporated by reference to Exhibit 6 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(b)(2)	Equity Commitment Letter, dated July 29, 2013, between Thomas J. Campbell and Integrated Mission Solutions, LLC (incorporated by reference to Exhibit 5 to Amendment No. 3 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on July 29, 2013)

(d)(1)	Agreement and Plan of Merger, dated July 29, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Amendment to Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 14, 2013)

(d)(2)	Amendment No. 1 to the Agreement and Plan of Merger, dated August 30, 2013, among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on August 30, 2013)

(d)(3)	Facilitation Agreement, dated July 29, 2013 among Michael Baker Corporation, Integrated Mission Solutions, LLC, and Project Steel Merger Sub, Inc. and Thomas J. Campbell (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by Michael Baker Corporation with the Securities and Exchange Commission on July 30, 2013)

(d)(4)	Confidentiality Agreement, dated as of January 31, 2013, between Michael Baker Corporation and Gladiator Holdco LLC (now Integrated Mission Solutions, LLC) (incorporated by reference to Exhibit 99.5 to Amendment No. 2 of the Schedule 13D filed by Thomas J. Campbell with the Securities and Exchange Commission on February 7, 2013)

*	Previously filed.